Exhibit 2

2002

CORPORATE

RESPONSIBILITY

REPORT

NORTH AMERICA • NORTH SEA • SOUTHEAST ASIA • THE CARIBBEAN & LATIN AMERICA • AFRICA & THE MIDDLE EAST

Corporate Profile

Talisman Energy Inc.  is a large, diversified, oil and gas producer based in Calgary, Canada.  We are a major North American natural gas supplier and over the past decade have successfully expanded into a number of international areas.

Talisman’s objective is to create value for its shareholders in the upstream oil and gas business.  In an industry where commodity prices are not in our control, we believe companies that grow reserves and production per share at the lowest cost, perform best for their shareholders.

Talisman was established in 1993 and its head office is in Calgary, Alberta, Canada.  The Company’s common shares are listed on both the Toronto and New York stock exchanges under the symbol TLM.

Our Commitment to Responsibility

Corporate responsibility means conducting activities in an economically, socially and environmentally responsible manner.  It also includesworking together with stakeholder groups to identify constructive solutions to shared problems.  We believe that our operations bring direct benefits to the communities in which we operate includingcreation of jobs, expansion of local infrastructure and support of community projects that create opportunities for a better future.  As a responsible business we also believe it is our duty to observe and promote ethical business practices, and advocate respect and tolerance by and for all people.

TALISMAN PRODUCTION AND EXPLORATION AREAS

Table of Contents

A Discussion With Dr. Jim Buckee	2-3

Scope of the Report	4-5

Independent Reviewer’s Report	6

Policies, Organization, and Management Systems	7

SOCIAL PERFORMANCE

Human Rights	8-9

Community Participation	10-13

Employee Relations	14-17

Ethical Business Conduct	18-19

ENVIRONMENTAL PERFORMANCE

Management System and Audits	20-21

Project Planning and Environmental Protection	22-27

Waste Management	28-29

Energy Efficiency and Emissions	30-31

ECONOMIC PERFORMANCE

Operating Statistics	32

Benefits to Stakeholders	33

Transparency	34-35

Moving Forward	36

PricewaterhouseCoopers (“PwC”) has provided assurance in relation to the paragraphs, tables and graphs marked by the symbol  ☒.

For an explanation of the work they performed and their conclusions in relation to this symbol, see page 6.

All currency figures are reported in Canadian dollars unless otherwise noted.

A Discussion
with Dr. Jim Buckee
    President and Chief Executive Officer

Why does Talisman publicly report on its corporate responsibility performance?

We report because our stakeholders need to know that Talisman operates in a safe, environmentally responsible and ethical manner.  We hope that this document and our other communication efforts provide interested parties with the information necessary to understand and evaluate our corporate responsibility performance in the same way that the annual report allows investors to become familiar with our operating and financial performance.

We also recognize that strong performance is required in the safety, environmental, and social areas to retain our position as a successful energy company.  The process involved in producing this report and having it externally reviewed on an annual basis provides a structured evaluation of our efforts, which assists us in charting a course towards improvement in all aspects of our business.

How does the 2002 Corporate Responsibility Report differ from previous reports?

This year’s report represents a significant expansion of our corporate responsibility reporting.  In the past three years we have moved from a social report on our operations in Sudan to a broader report covering our principal geographic operating areas.  We have retained many elements of our reporting based on the International Code of Ethics for Canadian Business while providing additional information and enhancing our disclosure regarding environmental and economic performance.

This new approach reflects the diversity of our activities, their impacts and the interests of our numerous stakeholders.  It reflects the integrated approach we have taken in managing our business activities worldwide.  It also recognizes the growing acceptance of the Global Reporting Initiative (GRI) as the leading standard in corporate responsibility reporting.  We have endeavoured to develop this report in the spirit of these guidelines.

With respect to Talisman’s performance in 2002, what are the areas you are most proud of?

We achieved a number of corporate responsibility successes during the year.  I am particularly proud of our ongoing efforts to support community development projects in Sudan and our ability to participate constructively in the Sudan peace process by offering practical support to international efforts to end the long-running civil war.  I am also pleased to report that Talisman and its employees in Calgary raised a record breaking $559,000 during this year’s United Way campaign, exceeding our initial goal of $501,000.  From an environmental perspective I have been quite happy with the performance of our Chauvin gas conservation project.  This single project has eliminated over 150 flare and vent emission points, conserving over 750 million cubic feet of gas in 2002 that would have otherwise been lost to the atmosphere.

“Our commitment to corporate responsibility helps us to navigate through the challenges we face and increases our capacity to make good decisions that consider the interests of our various stakeholders.”

In what areas would you like to see improvement?

Of course we strive for improvement in all areas of corporate responsibility, but there are a few areas that we will pay particular attention to in 2003.  We need to increase our efforts to talk with stakeholders in a constructive and proactive manner to increase our capacity to plan strategically, identify opportunities and assess risks.  We will also be doing additional work to improve oil in water separation and the quality of produced water discharged from our platforms in the North Sea, and we will continue our work on spill risk assessment and spill prevention in Canada.

Why is Talisman selling its stake in the Sudan operations?

The time had come to turn the page on this controversial asset for a number of reasons.  First and foremost we have always said that we would sell at the right price and I believe this price and the resulting gain benefits our shareholders.  Secondly, our shares had been discounted based on perceived political risk in-country and in North America to a degree that was unacceptable for only 12 percent of our production.  Finally, shareholders repeatedly told me that they were tired of continually having to monitor and analyze events related to Sudan and the divestment campaigns of special interest groups.

Selling our interest in the project resolves uncertainty about the future of this asset and allows stakeholders to focus more attention on other aspects of our business.

What other countries does Talisman have operations in, and what are the concerns and potential risks in those areas?

We have major investments and operations in Canada, the United Kingdom, Indonesia and Malaysia/Vietnam and consider those countries to be our core areas.  Additionally, we have exploration and/or production activities in several emerging areas including Algeria, Colombia, Trinidad, the United States and most recently Qatar.  The potential risks and challenges in these areas are diverse.  These challenges range from working near environmentally sensitive sites in Trinidad to human rights and security concerns in Colombia to aboriginal issues in Canada.

Each challenge is also an opportunity to learn.  Our commitment to corporate responsibility helps us to navigate through the challenges we face and increases our capacity to make good decisions that consider the interests of our various stakeholders.  I hope you enjoy the report and find it a candid and honest representation of our performance and our desire to improve.

James W. Buckee

President and Chief Executive Officer

March 4, 2003

Scope of the Report

This report reflects the Corporation’s performance in Canada, Colombia, Indonesia, Malaysia, Vietnam, Sudan, Trinidad and the United Kingdom against the Talisman Policy on Business Conduct, the International Code of Ethics for Canadian Business and Talisman’s Commitment to Corporate Responsibility(1).  Each of these documents presents information about how the Corporation is endeavouring to make decisions and conduct its business by taking into account the social, environmental and economic impacts of its actions.

(1)       The Talisman Policy on Business Conduct, the International Code of Ethics for Canadian Business and Talisman’s Commitment to Corporate Responsibility can be viewed on our website at www.talismanenergy.com.

The report has been developed in the spirit of the Global Reporting Initiative (GRI) guidelines and is structured into social, environmental and economic performance areas.  The GRIwas established in 1997 with the mission of developing globally applicable guidelines for corporate responsibility reporting.  Since then, the “GRI format” for corporate responsibility reporting has been adopted by numerous corporations and is considered to be the leading standard for this type of disclosure.  More information about GRI can be found at www.globalreporting.org.

Environmental data reported pertains to facilities and operations for which we hold the operating permit or licence, regardless of the level or size of ownership interest, in Canada and the United Kingdom for the 2002 calendar year.  General information on project planning and environmental protection, waste management, and energy efficiency and emissions is provided for a wider range of operating areas, and country specific examples are provided throughout the document to reflect our global efforts in this area.  We report on our social and economic performance in all areas we do business.  All currency figures are reported in Canadian dollars unless otherwise noted.

As this year’s report represents a significant expansion in both the breadth and scope of previous reports it is difficult to directly compare our performance from 2001 to 2002 due to the change in format.  Given these changes and the corresponding space limitations inherent in a printed report, descriptions of all our programs are not presented in these pages.  We recognize that the evolution of this report into a document that discusses our global operations has come at the expense of the more comprehensive “country report” type disclosure found in our previous reports and we will endeavour to provide additional supplementary corporate responsibility information on our website in the future for those stakeholders who prefer to review our performance in a greater level of detail.

Going forward, this report will serve as a benchmark and we will strive to provide consistent data related to relevant social, environmental and economic issues from one year to the next.  This is undertaken in an effort to provide an objective appraisal and overview of our high-level performance over a period of time so that trends can be examined and analyzed.

A summary of the key performance indicators included herein is presented in the chart below to provide an overall picture of the scope of quantitative data in this report.

SOCIAL PERFORMANCE

Indicator	Countries Reported On

Corporate contributions	Canada, United Kingdom, Indonesia, Malaysia/Vietnam, Trinidad, Sudan, Colombia

Full time permanent employees	North America, United Kingdom, Indonesia, Malaysia/Vietnam, Sudan, Other

Employee turnover rate	Global

Lost time injury frequency	Canada

ENVIRONMENTAL PERFORMANCE

Indicator	Countries Reported On

Recycled operational waste	United Kingdom

Number of reportable spills	Canada, United Kingdom

Average spill size	Canada, United Kingdom

Oil discharged in produced water	United Kingdom

Production energy intensity	Canada, United Kingdom

Production carbon intensity	Canada, United Kingdom

ECONOMIC PERFORMANCE

Indicator	Countries Reported On

Production	North America, United Kingdom, Indonesia, Malaysia/Vietnam, Sudan

Cash flow	Global

Net income	Global

Capital spending	North America, North Sea, Indonesia, Malaysia/Vietnam, Sudan, Algeria, Trinidad, Colombia, Other

Remuneration to employees	Canada, United Kingdom, Malaysia, Indonesia, Sudan

Dividend payments	Global

Fiscal contributions to host governments	Canada, United Kingdom, Indonesia, Malaysia, Vietnam, Sudan, Trinidad

Independent Reviewer’s Report

To: The Board of Directors, Talisman Energy Inc.

We have reviewed the assertions set out in Talisman Energy Inc.’s Corporate Responsibility Report for the year ended December 31, 2002 that are marked with the symbol  ☒.  Our review was performed in accordance with the principles set out in Canadian generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by Talisman Energy Inc. and its subsidiaries.

Our review does not constitute an audit and accordingly, we do not express an audit opinion on the selected statements.  We did not review Talisman Energy Inc’s statements on commitments, beliefs, positions on issues, or future events.  We did not review the operating and financial performance data presented on pages 32 and 33 that is drawn from Talisman Energy Inc.’s Annual Report for the year ended December 31, 2002.

Based on our review, the information marked with the symbol ☒ is supported by appropriate underlying evidence.  Nothing has come to our attention that causes us to believe that the assertions are materially incorrect.

Signed

PricewaterhouseCoopers LLP

Calgary, Alberta

March 4, 2003

Policies, Organization, and Management Systems

Talisman has formal policies and procedures that address the issue of corporate responsibility throughout the organization.

☒  Talisman has formal policies and procedures that address the issue of corporate responsibility throughout the organization.  A Policy on Business Conduct, which has been in place for many years, and the International Code of Ethics for Canadian Business which was adopted in 1999, form the foundation of our corporate responsibility framework.  Several related policies such as our Corporate Contributions Policy deal more specifically with particular aspects of our corporate responsibility program.

☒  A dedicated Corporate Responsibility Group was created within Talisman in 2000 to assist other departments in coordinating compliance with these policies and other corporate responsibility efforts across the Company by implementing appropriate management, monitoring and reporting systems.  This group is also responsible for preparing annual, externally reviewed corporate responsibility reports, and for overseeing corporate contributions and stakeholder engagement processes.  In a complementary function, Talisman’s internal audit group periodically checks business activities and reviews Certificates of Compliance that are completed annually by employees to monitor the Company’s performance against the Policy on Business Conduct.  Noted concerns and exceptions are then presented to the Chief Executive Officer and the Board of Directors for further action if warranted.

☒  On an individual level, specific performance contract clauses allocate responsibility for corporate responsibility initiatives to the President and Chief Executive Officer; Executive Vice President, Corporate Services; Executive Vice President, Frontier and International Operations; Executive Vice President, Corporate and Legal; Executive Vice President, North American Operations; Executive Vice President, Exploration; and various Managers.  Achievement against these objectives, combined with the overall success of the Company, links directly to the annual compensation of these executive positions.  The senior management team provides strategic direction for the corporate responsibility program and actively reviews and monitors progress towards set goals and objectives at corporate responsibility meetings that are held on a regular basis.

☒  Comprehensive corporate responsibility reviews and country specific updates are provided to the Board of Directors annually.  During the normal course of annual site visits to various domestic and international locations, members of the Board of Directors review local corporate responsibility projects.  Other reports are provided throughout the year as deemed appropriate.  Health, Safety and Environment reports are also provided to the Board of Directors at each meeting.

SOCIAL PERFORMANCE

Human Rights

Talisman continued its efforts to support human rights in 2002.  These efforts are driven by our commitment to conduct activities in accordance with and promote respect for the Universal Declaration of Human Rights.

Participants in the GNPOC concession Small Business Loan Program review paperwork in Bentiu, Sudan.

Commitment, Policies and Systems

☒  Talisman continued its efforts to support human rights in 2002.  These efforts are driven by our commitment to conduct activities in accordance with and promote respect for the Universal Declaration of Human Rights.  We also believe in using our corporate influence to promote peace and economic development when operating in areas of conflict.  As defined by the International Code of Ethics for Canadian Business we also: “support and promote the protection of international human rights within our sphere of influence” and will “not be complicit in human rights abuses”.

Security Policy

☒  The common international practice of national defense forces providing protection to local oil and gas operations, and the conduct of such forces, can pose one of the most critical challenges corporations deal with in respect to human rights issues.  It is also an area where corporations have very little ability to apply any controls.  This issue was one of the most problematic faced by the Sudan operations, and we were unsuccessful in our attempts to finalize a security protocol that endeavoured to address the provision of security and the appropriate use of oilfield infrastructure.  However, through the development of our strategy to address this issue in Sudan, Talisman established a Security Policy that will be used to guide our activities worldwide.

☒  This policy is based upon recommendations found in the Voluntary Principles on Security and Human Rights developed by the governments of the United States and the United Kingdom, selected United States and United Kingdom companies in the resource sector, and various civil society groups.  The policy contains specific clauses requiring that security be provided in a manner consistent with applicable international guidelines regarding the use of force, including the United Nations Code of Conduct for Law Enforcement Officials and the United Nations Principles on the Use of Force and Firearms by Law Enforcement Officials.  The Talisman Security Policy is guiding our activities in Colombia and Trinidad and will govern our security activities in new ventures worldwide.

☒  We further support the spirit and intent of the Security Policy by trying to ensure that contracts signed with partners and third-party contractors in new ventures contain clauses requiring compliance with Talisman policies regarding ethical conduct and human rights.  To date, our third-party contractor agreements in Colombia and Trinidad contain these provisions, and we will endeavour to ensure that future contracts contain these provisions.

“Togetherness Program” session conducted in Colombia.

Programs and Initiatives

☒  Talisman also supports specific training initiatives and projects that encourage the protection of human rights and support the goal of peace and security in operating areas affected by conflict.  For example, in Sudan we continued to provide internal human rights training courses for National and ex-patriate staff and funded courses on International Human Rights, Modern Peacekeeping and Investigation Practice and Management for Greater Nile Petroleum Operating Company (GNPOC) security staff at the Lester B.  Pearson International Peacekeeping Training Centre in Nova Scotia, Canada in 2002.  Talisman also provided funding to the International Centre for Religion and Diplomacy to establish an Inter-Religious Council in Sudan.  This Council provides a forum for Sudanese religious leaders to work cooperatively in addressing issues and involve them in enhancing and accelerating the peace process.

☒  In Colombia, we also supported a “Togetherness Program” in conjunction with the Mayoral Offices of Acevedo, Suaza and Pitalito that encouraged peace and conciliation during our initial social investment program during the year.  Educational programs that emphasized equality, the importance of inter-personal relationships, individual and collective security and increasing socio-cultural esteem in 50 communities were provided at area schools as part of this program.

Advocacy and Dialogue

While we continue to support a variety of tangible programs, we believe that we can also support human rights by being a role model for tolerance and an advocate for human rights.  Advocacy by Talisman means engaging in sometimes difficult dialogue about issues which, while not always operationally related, are relevant to the corporate responsibility principles we have adopted.  Advocacy and dialogue also provide the opportunity to offer alternative suggestions and constructive solutions to complex problems.

☒  We have worked in Sudan to promote the peace process, to prevent the use of oilfield facilities for non-defensive purposes and to encourage the protection of civilians.  We have also advocated for the fair and equitable distribution of oil revenues amongst all the people of Sudan.  During the year we raised these and other issues with senior representatives of the Government of Sudan and the Government of Sudan Embassies in both Ottawa and Washington, D.C.

☒  We have also been an active supporter of the international community’s efforts to end the long-running civil war in Sudan through its facilitation of the Machakos Peace Protocol, a preliminary peace agreement signed by the Government of Sudan and the Sudan People’s Liberation Army in July 2002.  Our support has been demonstrated by providing information and offering assistance to the team led by U.S. Peace Envoy to Sudan, John Danforth, and the Center for Strategic and International Studies, particularly with respect to issues related to the oil sector.  Further, we continued an ongoing dialogue with the Canadian Department of Foreign Affairs and International Trade, including the new Special Envoy to the Sudanese Peace Process throughout 2002.

☒  With regards to the very serious human rights situation in Colombia, we had a September meeting in Bogotá with Amnesty International (Canada) to discuss Amnesty International’s recommendations for companies operating in Colombia.  We also participate in and support the Center for Strategic and International Studies’ Colombia Taskforce, which addresses issues related to human rights, the peace process and United States foreign policy towards Colombia.  We will continue to talk to various organizations and agencies to remain abreast of the serious human rights challenges faced in Colombia.

☒  On a global level in 2002 we also participated in the International Peace Academy’s Economic Agendas in Civil Wars Project as a member of the Private Sector Working Group.  This was undertaken in an effort to gain a greater understanding of the role of the private sector in civil conflict and to ensure more effective approaches to conflict resolution and prevention.

Community Participation

We believe that as a business, we are a partner in the global environment and we strive to contribute and be a good neighbour.

Commitment

We believe that as a business, we are a partner in the global environment and we strive to contribute and be a good neighbour.  The Company supports this belief by actively consulting with, and working to create meaningful economic opportunities for local communities.  We recognize and respect the diverse cultures and perspectives of communities and work together so that we can design and implement activities and programs that serve mutual interests.  As defined by the International Code of Ethics for Canadian Business we also strive to: “ensure a fair share of benefits to stakeholders impacted by our activities”; “ensure meaningful and transparent consultation with all stakeholders and attempt to integrate our corporate activities with local communities”; and “provide meaningful opportunities for technology, training and capacity building”.

Community Consultation

We strive to maintain open dialogue with groups and individuals affected by, or interested in, our operations and recognize that all stakeholders have the right to be heard.  Our goal is to consult and communicate with stakeholders to understand their values, goals and objectives and then consider these interests when making decisions.

To encourage this valuable exchange of information and ideas we continuously work to improve both the consultation process and our relationships with stakeholders.  We believe that consultation promotes mutual benefits, establishes trust and builds cooperative working relationships with individuals and groups.

Talisman’s support for charitable and non-profit organizations in the communities where we live and work, is an essential part of the Company’s culture and philosophy.

☒  In accordance with this belief the Company contributed approximately $9.7 million to several hundred community projects in Canada, the United Kingdom, Sudan, Indonesia, Malaysia/Vietnam, Colombia and Trinidad in 2002.  This figure is substantially higher than in previous years reflecting contributions made by both operated and international non-operated ventures.  Previously, contributions figures were reported for operated properties only.

☒  We focus our contributions in the areas of health and welfare, education, the arts, the environment, and community causes.  Special efforts are made to support programs that assist women and children in need.  A copy of Talisman’s Corporate Contributions Program Guidelines, which include information on how to submit an application for funding, is available on our website.  The following pages provide highlights of our community partnerships and projects around the world.

Community Contributions

(thousands of dollars)

Our $10 million donation to the Talisman Centre will help support a major expansion and improvement project.

Canada: Talisman Centre

☒  As part of the Company’s Canadian communities program, Talisman has committed $500,000 a year for 20 years to Calgary’s most popular sports and wellness centre facility.  The city-owned facility, originally known as Lindsay Park Sports Centre, has been renamed Talisman Centre.

☒  Talisman’s $10 million donation, the largest in our corporate history, will help support a major expansion and improvement project that will allow the Centre to serve an additional 500,000 visitors each year.

The Building Healthier Futures expansion program led by Lindsay Park Sports Society will add a new double gymnasium, a 50-metre swimming pool, a walking track, a Lifestyle Centre for people with disabilities, a nutrition kitchen and a 20-person therapeutic hot tub.  Other improvements will include expanded locker rooms, the addition of family and caregiver change rooms, new meeting and classroom space, a new fitness facility doubling the size of the existing weight room, improved customer service facilities and expanded cardiac and sports medicine services.

Sudan: Model Farm

☒  Talisman (Greater Nile) B.V. continued to expand the agricultural component of its community development program in 2002 with the establishment of a 50-acre model farm in Rubkona.  Two poultry sheds, incorporating four chicken houses, a feedmill and grainstore, 10 beehives, and an irrigation canal from the river for watering during the dry season were constructed at the farm.

☒  The $600,000 model farm is managed by D’tasi (Development Technology and Services International) and provides training for local Sudanese villagers in farming techniques, crop selection and marketing in an effort to increase agricultural yields in the area.  It is hoped that the farm will eventually develop a reliable supply of fresh produce that will satisfy some of the demand created by the neighbouring oil camps and local markets.

☒  During the first season of production five local farmers were trained in vegetable production (okra and pumpkin).  One farmer was also trained in poultry production in conjunction with a large-scale project established to produce chicken eggs.  This project has been successful, with egg production reaching 22,000 per month in December 2002.

UK: Royal Aberdeen Children’s Hospital

☒  Talisman Energy (UK) Limited donated $530,000 (£222,000) to fully fund a central play area at the new Royal Aberdeen Children’s Hospital.  This is the largest donation made by our United Kingdom subsidiary and it is the largest donation the ARCHIE (Aberdeen Royal Children’s Hospital is Excellent!) fund has received to date.

Paul Blakeley, Vice President of Talisman Energy (UK) Ltd.  plays with a patient at the Royal Aberdeen Children’s Hospital.

President and Chief Executive Officer Jim Buckee presents a $559,000 cheque to the United Way.

Funds raised by ARCHIE will be used to build on the existing medical excellence available by creating a child and family centered environment through the additional provision of facilities for parents, play and research.  As such, the Government funded hospital will be furnished with state of the art facilities for children and their parents, including lounge areas, parental overnight accommodation and a variety of play areas and gardens.

☒  Talisman employees in the United Kingdom have taken the work of this hospital to heart and have undertaken additional initiatives, including renting the Aberdeen office’s parking stalls to Christmas shoppers during the busy holiday season to raise additional funds for the charity.

Indonesia: YUM Foundation Nutrition Program

☒  Talisman (Asia) Ltd.  has supported Yayasan Usaha Mulia (YUM), a foundation that runs a Community Health Center focusing on the treatment of tuberculosis (TB) patients and administering an under-five nutrition program since 2001.  Over 190 children are enrolled in the nutrition program on an ongoing basis, of which about 30 are considered severely under-nourished.  The YUM program provides a basic level of care and monitors each child’s welfare over time.

United Way Campaign

☒  Another significant component of our community efforts is our continuing participation in the Calgary United Way campaign, which began in 1976.  This year’s employee campaign exceeded our initial goal of $501,000 and raised $559,000.  Approximately $275,000 was received via employee pledges, which are then matched by the Company.  A further $13,000 was raised through various fundraisers held throughout the campaign.  Talisman employees also participated in various events hosted by the United Way as part of their Days of Caring including: painting two large hallways of Mary Dover House, the women’s residence located at the downtown Calgary YWCA; hosting a Teen Parent hamper drive; and serving lunches at the Drop-in Centre for the homeless.

Community Development in Sudan

☒  As in the previous two years a significant proportion of our overall corporate contributions funding was aimed at projects based in Sudan, both directly through our subsidiary Talisman (Greater Nile) B.V. and indirectly through our participation in the Greater Nile Petroleum Operating Company (GNPOC) consortium.  In 2002 the majority of these funds, which included accruals and monies from a trust fund, were provided to projects designed to encourage self-sufficiency, building upon the early success of our agricultural and small business development programs that were initiated in 2001.

☒  To assist in the sustainability and long-term success of these programs post-sale, we have engaged in preliminary discussions to transfer certain community development projects to the purchaser.  We have also committed to provide transitional funding to a number of Talisman-sponsored projects for the period 2003 to 2005 that will enable them to continue to provide needed services while searching for additional sources of funding or achieving sustainability.

Creating Economic Opportunity

We also strive to create economic opportunities in the communities where we operate through direct employment, sourcing of goods and services, and supporting programs that encourage entrepreneurial initiatives and small business development.

Agricultural program in Sudan.

☒  At December 31, 2002 Talisman’s permanent staff complement was 1,565 employees worldwide.  Approximately 75 percent (1,180) of these employees were based in North America while the remainder staffed our various international business activities.  Total remuneration provided to these employees exceeded $175 million in 2002.

☒  Beyond the customary economic “spinoff” benefits businesses provide to communities such as providing jobs, purchasing goods and services, and paying taxes and royalties, we also support capacity building and income generation programs in local communities to further stimulate economic growth.  For example, in Canada we provided funding support to the Grand Prairie Regional College’s Academic Excellence Awards.  Through this program Talisman funds scholarships for outstanding students in the nearby communities of Sexsmith and Beaverlodge so that they may continue to pursue their interest in either career focused programs or university studies.

Talisman community and aboriginal relations staff consult with elders of the Nakcowinewak Nation.

☒  Geographic Distribution of Permanent Employees

☒  In Sudan we continued to fund various small business initiatives including tailoring and pasta making in the Shagara and Mayo internally displaced persons camps around Khartoum as well as a loan program for villagers in the GNPOC concession area in an effort to reduce aid dependency.  The concession program, initiated in 2002, authorized and distributed five small business loans to an automobile mechanic, two bakers, one fisherman and a welder.

☒  In Indonesia we supported an Economic Empowerment Program in Jambi Sumatra that provided training and capital assistance to 20 local tailors, 20 mechanics, 40 honey-bee farmers, and to 50 owners of small scale rubber plants in 2002.  This program was completed in conjunction with Sriwijaya University, who provided consultancy and program monitoring services.

Respecting Diverse Cultures

Talisman has undertaken a number of initiatives to ensure respect for the many diverse cultures in areas where we operate.

☒  In Canada, these efforts are focused on the unique cultures and perspectives of aboriginal communities.  We work closely with aboriginal communities affected by our operations to gain a better understanding of each community’s culture, interests and communication styles, to build positive working relationships.

☒  We give fair consideration to aboriginal individuals and businesses for jobs and employment opportunities, while considering barriers faced by aboriginal communities in accessing employment and contract opportunities related to our activities.

☒  We are also in the process of formalizing Aboriginal Relations Guidelines to reflect the importance Talisman places in establishing and maintaining positive and constructive relationships with aboriginal communities.

☒  Talisman has also made efforts to respect the cultures reflected by its diverse staff complement around the world.  Various religious beliefs are taken into consideration in the work place and in our international locations.  Muslim employees are granted customary prayer time during work hours and Islamic religious holidays are recognized and celebrated in Indonesia, Sudan and Malaysia.

☒  In 2002 we supported local initiatives in Canadian Aboriginal communities including:

•                                            Providing funding to the Out of School Care facility on the West Moberly First Nation, which included support of an Elder Knowledge Program and various youth programs;

•                                            Providing over 1,200 new and used books for both the Halfway River First Nation and the Aseniwuchi Winewak Nation Communities.  This included books suitable for readers from children to adults.  Talisman staff donated all of the used books;

•                                            Support for cultural and community gatherings in aboriginal communities; and

•                                            Aboriginal Student Bursaries at various colleges and institutes.

☒  To further ensure that cultures and religions are respected throughout the Company we are in the process of revising our existing Harassment Prevention Policy, which is presently focused on sexual harassment.  This revision will expand the definition of harassment to be consistent with existing legislation.  The revised Harassment Prevention Policy is expected to be finalized and adopted in 2003.

Employee Relations

We believe that our success begins with our people.  We wish to earn the respect and loyalty of each employee by creating a work environment that is stimulating, challenging and rewarding.

Information Resources Centre in Calgary.

Commitment

We believe that our success begins with our people.  We wish to earn the respect and loyalty of each employee by creating a work environment that is challenging and rewarding.  We recognize that building this type of relationship requires a foundation of trust, teamwork, recognition and ethical and fair treatment.  This enables us to hire, develop and retain the people with the skills necessary to add value to our business.  As defined by the International Code of Ethics for Canadian Business we also endeavour to: “ensure health and safety of workers is protected”; and “ensure consistency with universally accepted labour standards”.

Total Compensation Philosophy

Talisman’s compensation philosophy is an integral component of our strategy to be a competitive, successful company amongst our oil and gas industry peers.

☒  While the type and design of plans vary by country, they are designed to be market competitive and support the alignment of employee performance with business success and increasing shareholder value.  Health, insurance and pension benefits are also part of the rewards offered to employees in countries where these programs are available.

National Workforce Initiatives

☒  In some international areas, employee benefits that are considered standard in North America and Europe are either not available or not required by law.  In these cases we make efforts to provide Talisman specific programs that meet the needs of our employees and respect their unique culture and customs.  For example, in Sudan we implemented a simple life insurance program that provides the immediate family of any employee with a payment equivalent to six months salary in the event of the employee’s death, a benefit rarely offered to Sudanese workers by other companies.  Emergency employee loans have been developed to allow Sudanese and Indonesian employees to assist relatives with relocation or provide emergency medical care to family members.  We also provide leave time for Muslim employees in these countries to make the pilgrimage to Mecca during the Hajj season.  We are presently reviewing appropriate program alternatives for our workforce in Malaysia.

Flexible Work Arrangements

☒  The demands of balancing work and family and other activities often result in the desire for employees to explore part-time or tele-working arrangements.  Talisman utilizes part-time and tele-working arrangements to accommodate personal needs while still achieving business requirements.

☒  Tele-working provides viable work-at-home options using the application and utilization of telecommunications technology to enable employees to work part-time from a home-based office environment.  Currently Talisman has more than 80 employees either in part-time or tele-working arrangements.

Employee Training and Development

☒  Talisman takes a comprehensive approach to employee training and development activities with the primary focus being to develop our employees to be successful in their current and future roles.  To accomplish this goal, the company offers a variety of development programs.  Technical training in areas such as engineering and geosciences provides employees with new skills and allows them to keep current with changing technology related to their profession.

☒  University or college courses related to employees’work or future career direction are also supported through the Educational Assistance Program to encourage individuals in furthering their formal education.  This funding is offered to employees in Canada, the United Kingdom, Indonesia and Sudan.  The program is currently being developed for Malaysia and is expected to be in place in 2003.

☒  This global approach to training and development is further reflected in our exchange program for international employees.  In 2002 we hosted 11 training and development exchange employees from Malaysia, Sudan, Indonesia, Colombia, and the United Kingdom in various positions at our Calgary head office.  We also provide our employees with the opportunities and resources necessary to allow them to work in international locations to further their development, if they so desire.

Staff Turnover

☒  We also place a premium on retaining our employees.  Talisman has historically had low turnover rates and this trend continued in 2002 where our voluntary turnover rate was four percent.  In comparison, the industry average for the period 1998 to 2001 was just over 10 percent.  To recognize the commitment and loyalty of Talisman staff we provide a Service Award Program to commemorate three, five, 10, 15, 20 and 25 year service anniversaries.

Employee and Family Assistance Program, Canada

☒  The Employee and Family Assistance Program provides confidential professional counselling services to help address significant personal concerns and issues affecting employees at home and in the workplace.  Some of the issues commonly addressed include: stress and anger management; marital, relationship or family issues; trauma or life crisis issues; bereavement; and addictions.

This service is provided at no charge to employees and their immediate family members.  Approximately 10 to 12 percent of employees access this program annually.

Malaysia operations.

☒  Lost Time Injury Frequency Canada

(per 200,000 exposure hours)

Occupational Safety

At Talisman we strive to create a working environment where accidents do not occur and in which employees, contractors, and the public are not exposed to health and safety hazards.

☒  Where we have operating control, we have developed and implemented written standards, practices and plans to communicate Talisman’s expectations and guide our operational safety and loss control activities.  We employ safe systems of work, conduct regular loss control inspections of our facilities, and have well-developed incident reporting and emergency response systems globally.  We emphasize training and competency within our workforce, and promote communication on safety and loss control through regular safety meetings, work permitting processes, and internal reporting.  New hires and contract personnel are subject to mandatory safety orientation prior to commencing work.  Our safety and loss control programs are audited regularly.

The data at left relates to Canadian employees and direct consultants.  We will report on our other operating regions in the future, once we address regional differences in the way we treat contractor exposure hours.  We will also review the use of complementary measures of severity.

Plaque presentation to catering staff at Flotta Terminal (UK) to mark their achievement of 15 years without a lost time incident.

Office staff in Khartoum, Sudan.

Employee Security

The security of our personnel is of paramount importance to the company.  Recent world events have highlighted risks in a number of areas in which we operate.

☒  To ensure that these risks are minimized, and that secure environments are established and maintained, the company has undertaken a number of measures in a manner that is consistent with our commitment to human rights.  These include:

•          Site-specific evaluation of threats to security;

•          The creation, testing and updating of emergency procedures;

•          The identification and use of security service providers and consultants to ensure all elements of a secure environment are professionally implemented in accordance with our Security Policy (see page 8); and

•          The establishment of a corporate security group with considerable international expertise.

☒  The maintenance of security requires a flexible approach in order that changes in threat levels can be countered.  Talisman is committed to continuous evaluation of the situation in all operational areas, and to introducing appropriate security programs and controls to ensure the safety of our people.

Employee Health and Wellness

☒  We encourage our employees to adopt a healthy lifestyle and offer programs and initiatives to support their efforts in this regard.

☒  Our employee wellness programs encompass pre-hire health assessment, long-term health surveillance, global health risk management, workplace health hazard assessment and control, managed rehabilitative care, and employee and family assistance programs.  We are proactive on workplace ergonomics issues, and maintain emergency medical support systems for our personnel on international assignment.

Sudan Divestiture

☒  Significant human resources issues were faced in 2002 as a result of the announced sale of our Sudanese assets.  These included issues related to employee morale, as both the local national and expatriate workforce employed in Sudan had a very high degree of personal commitment to the project.

Though the formal sale declaration was not a surprise, it was a great disappointment to many of our employees.  The announcement marked the beginning of an end, which will be spread out over a number of months to accommodate co-venturer/government notifications, and a phased in handover period for the purchaser.

☒  During this period, the future for many Talisman employees working in Sudan remains unclear, while the Company works to find alternative redeployment options for these valuable staff members.  Others, defined as continuing employees in the sale agreement, include over 100 Sudanese nationals.  These employees are waiting to receive clarification of their employment status with the purchaser.  To recognize the commitment of our national staff over the years, Talisman will provide a gratuitous payment equal to six months of base salary, plus a cost of living allowance, to be paid upon the conclusion of the transition period and Talisman’s departure from Sudan, irrespective of the purchaser’s re-employment decisions.

☒  Staffing issues have been especially challenging given the fact that many employees working in Sudan have expressed a desire to continue working in an international location on a rotational basis from Canada or elsewhere.  This has not been possible, however, as Sudan is the only international assignment location in which Talisman is currently running international rotational assignments.  We continue to work collaboratively with these employees to find suitable opportunities.

Ethical Business Conduct

We are committed to conduct all our business activities fairly, impartially, in an ethical and proper manner, and in full compliance with laws and regulations.  We expect high standards of ethical business conduct from all employees in performance of their company responsibilities.

Commitment

☒  We have a Policy on Business Conduct that states that the only way to do business is with integrity.

Stakeholders observe Talisman seismic program in the Eastern Block, Trinidad.

We believe that integrity and mutual respect must be reflected in all company relationships, including those with shareholders, suppliers, employees, governments, regulators and communities.

We are committed to conduct all our business activities fairly, impartially, in an ethical and proper manner, and in full compliance with laws and regulations.  We expect high standards of ethical business conduct from all employees in performance of their company responsibilities.  The International Code of Ethics for Canadian Business states that companies should endeavour to: “not make illegal and improper payments and bribes and will refrain from participating in any corrupt business practices”; “comply with all applicable laws and conduct business activities in a transparent fashion”; and “ensure contractor’s, supplier’s and agent’s activities are consistent with these principles”.  We support behaviour that is consistent with these standards.

Policies and Systems

☒  We periodically check our business activities to test conformance with these policies and have implemented an Ethical Business Conduct Management System.  This process requires that some Talisman employees annually complete a Certificate of Compliance regarding the Policy on Business Conduct and report any suspected exceptions to this policy, which are then investigated by the internal audit department.  Noted concerns and exceptions are then presented to the Chief Executive Officer and the Board of Directors for further action if warranted.

☒  In 2002, 1,310 individuals completed a Certificate of Compliance.

Governance

☒  Talisman’s approach to corporate governance is based on the guidelines for effective corporate governance established by the Toronto Stock Exchange.  We address these guidelines through Board composition, stated responsibilities of the Board and through various committees of the Board.  Additional information regarding our corporate governance procedures can be found on page 79 of our annual report.

☒  In 2002, we became subject to the provisions of the Sarbanes-Oxley Act, which was signed into law by United States President George Bush as a result of the numerous, high profile corporate accounting scandals which occurred during the year.  This Act includes provisions to deter and punish corporate and accounting fraud and corruption in an effort to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws.

☒  As a result we updated the Terms of Reference of our Audit Committee in response to requirements of the Sarbanes-OxleyAct.  The Act requires that members of our Audit Committee be independent and have the expertise required to function effectively.  It also requires that our Audit Committee be directly responsible for overseeing the external auditor, including reviewing and pre-approving the terms of the external audit.

Integrity of Financial Statements

We prepare our financial statements in conformity with generally accepted accounting principles and believe full and accurate corporate financial reports are critical to maintaining investor confidence in our performance.  Additional information regarding our financial statements can be found in our annual report.

☒  In addition, our Chief Executive Officer and Chief Financial Officer are required to certify the integrity of our financial statements by annually filing a Form 40-F statement with the United States Securities and Exchange Commission.

Political Contributions

☒  Talisman provides contributions to the governing and opposition parties at the federal and provincial levels at a set rate annually.  At the federal level, Talisman contributes $20,000 to the governing party and $10, 000 to the official opposition.  A similar breakdown of contributions is provided to governing and opposition parties in Alberta, British Columbia, Saskatchewan and Ontario.  We are closely following proposed changes to federal legislation that may potentially limit or prohibit the provision of corporate contributions to Canadian federal political parties and will abide by any legal obligations established in this regard.  No political payments or contributions are made in international operating areas.

Due Diligence

☒  A significant component of monitoring our ethical business conduct involves due diligence reviews of present and potential business partners and major contractors to ensure that they meet the standards set out in the Talisman Policy on Business Conduct and anti-corruption statutes including the Foreign Corrupt Practices Act.

☒  In 2002 we conducted an extensive review of a potential joint venture partner.  Particular attention was paid to the areas of corruption and human rights practices as part of this review.  As a result of this due diligence process we were satisfied that this partner would manage our joint venture business activities in a manner consistent with Talisman’s operating practices.  We also declined to participate in a proposed business transaction with a potential business partner as a result of this type of ethical conduct due diligence review in 2001 and 2002.

ENVIRONMENTAL PERFORMANCE

Management Systems and Audits

To achieve our HSE objectives in a structured way, we employ a high-level framework for HSE performance management wherever we have operating control.

Commitment

☒  We maintain an integrated health, safety and environmental management framework and processes to promote desired behaviors and performance.  We audit our operations periodically to demonstrate compliance and support continuous improvement.

Health, Safety and Environment Policy and Objectives

Our corporate Health, Safety and Environment (“HSE”) Policy(2) commits to three fundamental principles: providing safe and healthy operations, continuous improvement of our environmental performance and respecting the interests of neighbours and other stakeholders.

(2)       The Talisman Health, Safety and Environmental Policy can be viewed on our website at www.talismanenergy.com.

☒  To achieve our HSE objectives in a structured way, we employ a high-level framework for HSE performance management wherever we have operating control.  This framework derives from a basic quality model, driven by key management processes.

☒  Internal guidance documents (standards and plans), programs, activities, and service arrangements support the implementation of these management processes.  Our regional operations are empowered to organize their HSE programs and systems in ways that are locally meaningful and that address their unique risks and priorities.  We call this ‘Fit-For-Purpose’, and it is a central tenet of our HSE programs worldwide.

Environmental Audits

☒  We conduct periodic environmental audits at all of our operated facilities, to verify compliance with Company standards and regulatory requirements, and as a basis for continuous improvement.  In 2002, environmental audits were completed at Edson, Lac La Biche and Shaunavon in Canada, and at all United Kingdom offshore platforms and onshore terminals.  All of these audits included external auditors.

☒  We also conduct environmental due diligence on all asset and corporate acquisitions to identify and properly account for pre-existing environmental liabilities.

Drilling in the Alberta Foothills.

☒  HEALTH, SAFETY AND ENVIRONMENTAL MANAGEMENT FRAMEWORK

System Model And Management Processes

Project Planning and Environmental Protection

Talisman operates in sensitive settings that demand careful attention to environmental issues and impacts in order to minimize the Company’s environmental footprint.

Bottlenose dolphins close to Aberdeen harbour.

Commitment

Wherever we operate, we undertake to understand local environmental sensitivities and plan our activities accordingly.  As defined by the International Code of Ethics for Canadian Business we also: “work towards meaningful and transparent consultation with all stakeholders and attempt to integrate our corporate activities with local communities as good corporate citizens”; and “ensure our activities are consistent with sound environmental management and conservation practices”.

Project Planning

Talisman operates in sensitive settings that demand careful attention to environmental issues and impacts in order to minimize the Company’s environmental footprint.

☒  Seismic, construction and drilling projects worldwide are supported by environmental planning, to identify environmental risks and implement strategies to reduce potential impacts.  This may involve baseline environmental studies, formal or informal environmental impact assessments, and attendant protection plans, depending on the local environmental setting and sensitivities.

☒  For example, in the United Kingdom, an environmental protection plan was developed in support of 2002 offshore well abandonment operations, largely to avoid impacts on marine mammals such as dolphins, porpoises, and whales.  Well abandonment offshore requires the limited use of explosives and the attendant pressure pulses can cause direct harm and interrupt the normal behavior of marine mammals.  The protection plan incorporated marine mammal observers and procedures to curtail operations in the event of marine mammal detection in the operational area.  Talisman United Kingdom successfully abandoned nine offshore wells during the year.

Flotta Terminal (UK) forward control vehicle.

Caribou in Northern Alberta.

Oil and Gas Operations in Caribou Country

☒  Certain portions of northern Canada, including West Central and Boreal Northern Alberta, provide habitat for caribou.  Caribou are large mammals, and members of the deer family.  They are sensitive to linear disturbances (long linear lines cut through forested areas), and are reliant on older forests for habitat.  The sensitivity of this species has resulted in strict regulations governing oil and gas developments within important remaining caribou habitat and ranges in Alberta.  One of these restrictions is the requirement to develop and submit a Caribou Protection Plan for any activity that will take place within designated Caribou Management Areas.  Regulators review these plans in detail with area operators, and determine an effective management strategy for the caribou.  Limitation of new all-weather access, such as permanent roads, is a primary objective.

☒  Talisman has been conducting oil and gas exploration and development projects in caribou country for several years.  Each year we prepare and submit caribou protection plans that specify environmental protection measures such as limits on the extent of clearing, management of line-of-sight issues, restrictive schedules for activities, access control and coordination, protection of creeks and rivers, and reclamation protocols.  By following these plans closely we limit our impact on local caribou populations.

☒  This level of rigor is also maintained with respect to ongoing projects that are acquired by Talisman through the normal course of business.  For example, in Malaysia, we are in the process of completing a voluntary update of the original environmental impact assessment for the PM-3 offshore production expansion project.  Project design and configuration has changed incrementally since the original environmental impact assessment was completed.  The updated environmental impact assessment will serve as a stronger basis for ongoing environmental protection planning for the PM-3 project.

☒  Project construction is also carefully planned and we employ several routine practices to reduce environmental impact.  These include minimizing the size of areas to be cleared or otherwise disturbed, salvaging topsoil for eventual use in site reclamation, and properly controlling runoff and erosion.  We make efforts to avoid sensitive environmental features through routing and schedule adjustments, and the use of directional drilling techniques.  In some cases, wells can be drilled from common pads to minimize the environmental footprint in a given area, and most stream crossings (for pipelines) are drilled or bored.  To assist in our monitoring efforts environmental inspectors are hired to guide work in sensitive locations.  We have used local environmental inspectors in Colombia, Trinidad, and Canada.

Local environmental inspectors in Colombia.

The Nariva Swamp, Trinidad.

Public Consultation

☒  A significant component of our environmental and project planning process is based on public consultation.  In 2002, project environmental assessments having significant public consultation components included an Environmental Protection Plan for the Erith Pipeline Project in West Central Alberta, environmental assessments in support of proposed drilling in the North Porcupine Hills in Alberta, and an Environmental Management Plan for the proposed Candelo-1 drilling project in Colombia.

☒  We also conducted an extensive stakeholder consultation process in relation to proposed seismic activities on the Eastern Block, onshore Trinidad in 2002.  An environmentally significant Ramsar site that includes the Nariva Swamp (see sidebar) extends into the far eastern region of the Eastern Block oil and gas license area operated by Talisman (Trinidad) Petroleum Ltd.  To address the unique issues and concerns associated with conducting seismic activity in this area we elected to conduct separate environmental impact assessments and consultation processes for both the Ramsar bounded area and the non-Ramsar portions of the Eastern Block.

☒  We received a Certificate of Environmental Clearance to proceed with our proposed seismic exploration activities in the larger, non-Ramsar bounded portion of the Eastern Block, however the Trinidad Environmental Management Authority rejected our application to conduct an environmental impact assessment in the Nariva portion of the Block.  Given the operational importance of obtaining full seismic coverage of the Block (so that we may accurately identify potential oil and gas prospects in the area) and our firm belief that the proposed seismic activity can be undertaken with very little impact to the environment in the Ramsar area, we chose to appeal this ruling.  The appeal, which requested that we be given permission to conduct an Environmental Impact Assessment to determine the potential impact of the proposed seismic activity, was granted by The Environmental Commission on December 16, 2002.

The Nariva Swamp

☒  The Nariva Swamp is a tropical, coastal wetland located on the Caribbean island of Trinidad.  A 15,400-acre wetland system of swamp and forest, this area provides habitat for numerous species of flora and over 300 species of birds and animals, including rare manatees and red and blue macaw.  An area that includes the swamp within its borders was nominated by Trinidad and Tobago as a “Wetland of International Importance” in 1993 under the Ramsar Convention of Wetlands (Ramsar, Iran, 1971) and supports a developing ecotourism industry.

☒  A small portion of this Ramsar site area is located within the boundaries of the Eastern Block oil and gas licence area granted to Talisman Trinidad (Petroleum) Ltd.  on July 22, 2002.  Talisman has voluntarily committed to explore alternative solutions to extract oil and gas that may be identified in the Ramsar area, such as directionally drilling from a remote location outside the Ramsar boundary, so that drilling and oil production or other related disruptions will not occur in this area.  As well, seismic activity will not be conducted within the Ramsar boundary in the environmentally sensitive wetland areas.

☒  We are presently in the process of completing this Environment Impact Assessment and conducted public consultation to discuss the proposed seismic program in February 2003.  Once completed, this assessment, which will clearly outline the steps Talisman would take to protect the unique character of the Ramsar area including the Nariva Swamp, will be submitted to the Environmental Management Authority for review and approval.

☒  We also engage in collaborative planning practices in an effort to reduce the environmental impact of oil and gas activities.  For example, in the environmentally sensitive Eastern Slopes of the Rocky Mountains, Talisman currently represents the Canadian Association of Petroleum Producers (CAPP) on environmental policy and planning initiatives relating to regional natural gas development.  These include the development of coordination and control mechanisms for future access development (by oil & gas and forestry) in the vicinity of the Bighorn Wildland Recreation Area and the development of cumulative environmental effects modeling as a tool in regional land use planning.  We also participate on the Alberta Government’s Grizzly Bear and Caribou Recovery Teams, providing science-based, strategic advice to the provincial Endangered Species Conservation Committee.

Gas plant operations,

Alberta.

Spill Response

☒  Our regional operations maintain spill contingency plans and have access (either directly or through contractual arrangements) to spill containment and cleanup equipment, trained personnel, and other key resources.

☒  Talisman operates several older oilfields in Western Canada where the age of flowlines and water lines has begun to contribute to high frequencies of leaks and minor spills.  Spill reduction initiatives include flowline replacement, installation of liners in existing lines, and improved corrosion management programs.  In our Warburg oilfield, for example, we have committed to a near term annual spend of approximately $2,000,000 on spill reduction initiatives.

☒  Focused spill risk assessments are being conducted systematically throughout Talisman’s Canadian operations.  In 2002, spill risk assessments were conducted for the Turner Valley and Ontario operations.  Based on the findings of these risk assessments, emergency response plans are being updated and site-specific spill contingency plans are being developed or revised as needed.

Pollution response team exercise.

MacDuff Marine Aquarium.

☒
Spill Frequency (number/mmboe)(3)	2001	2002

Canada (Total “Reportable” Spills)(4)	0.37	1.00

UK (Hydrocarbon Spills to Sea)	0.68	0.83

Average Spill Size (barrels)

Canada	72.8	97.3

UK	0.82	0.88

(3)          mmboe means million barrels of oil equivalent.

(4)          Includes oil, emulsion, produced water, and other reportable spills as defined by local jurisdictions.

☒  During 2002, Talisman United Kingdom coordinated three oil spill awareness workshops for the internal emergency response duty teams.  These workshops covered statutory requirements, response options, environmental sensitivities, and roles and responsibilities for response team members.

☒  The majority of spills in Canada in 2002 are attributable to pipeline corrosion and equipment failure.  A recent risk assessment of all pipeline systems in Western Canada is driving improvements in local corrosion management programs, and we are selectively replacing or lining old, failure-prone flowlines.  Pipeline and equipment failures are investigated to identify and resolve systemic issues and prevent reoccurrence.

☒  The majority of spills reported by our United Kingdom operations in 2002 are attributable to excedence of oil-in-water discharge limits, bunkering incidents, and equipment failures.  Ongoing efforts to improve oil-water separation, new bunkering and hose maintenance procedures, continuing spill-prevention awareness initiatives, and thorough investigation of all equipment failures should contribute to reduced spill frequency.

Fulmar research in the Orkney Islands.

Photo by Bernie Goski

Alberta Consevation Association

grizzly bear research.

Environmental Research and Related Contributions

☒  In Canada, Talisman indirectly supports a wide range of environmental research and development programs funded by industry levy and administered through the British Columbia Science and Community Environmental Knowledge Fund and the Canadian Association of Petroleum Producer’s Environmental Research Advisory Committee.  Similarly, in the United Kingdom Talisman indirectly supports a range of environmental research funded through the United Kingdom Offshore Operator’s Association.

☒  We also directly funded environmental research and protection programs around the world in 2002.  For example, in Canada we fund grizzly bear and coldwater fisheries research by the Alberta Conservation Association in the Rocky Mountain Foothills.  Talisman is also committed to financially supporting caribou research efforts that are ongoing in northern Alberta, Canada.  In 2002, we provided $25,000 to support research into caribou population characteristics, range, habitat use, and reaction to human disturbances.

☒  In the United Kingdom, we continue to support bottlenose dolphin research in the Cromarty and Moray Firths, administered by the University of Aberdeen.  Other environmental contributions in the United Kingdom include projects at the MacDuff Marine Aquarium and fulmar (seabird) research in the Orkney Islands.  In Colombia we have funded projects to reduce erosion and water quality deterioration in the Acevedo block.  This includes acquiring land plots adjacent to water sources and river zones for reforestation purposes.

Photo by Roger Korth

Alberta Consevation Association

coldwater fisheries research.

Waste Management

Wherever we operate, we manage our wastes carefully to avoid contamination of soil, groundwater, and freshwater and marine ecosystems.

Commitment

Wherever we operate, we manage our wastes carefully to avoid contamination of soil, groundwater, and freshwater and marine ecosystems.  Our approach involves proper handling and interim storage, manifesting, recycle and reuse where feasible, and appropriate final disposal commensurate with the nature of the waste material.

Waste Reduction Initiatives

☒  Our United Kingdom operations have been particularly successful at waste minimization.  Their longer-term objective is to maximize the amount of waste that is recycled/reused and minimize the amount of waste disposed to landfill.  This is in line with the United Kingdom government’s national and regional waste management strategies and in response to the implementation of the European Union’s Landfill Directive, which aims to reduce dependency on “unsustainable disposal”.  Aggregated data for the last two years demonstrate significantly improved performance across the United Kingdom operations.

Waste Recycled in United Kingdom Operations

•               48% recycled/reused in 2001.

•               55% recycled/reused in 2002.

☒  In the United Kingdom we are aiming to reduce the proportion of waste disposed to landfill still further, with future efforts focusing on the minimization of waste at source.

☒  To improve understanding of the United Kingdom regulatory framework for waste management and promote improved operational waste management practices, Talisman United Kingdom conducted waste management training courses in conjunction with their primary waste management contractor.  Attendees included personnel from offshore sites and terminals who are involved in handling waste.

☒  In Canada, Talisman is active on the Technical Advisory Committee supporting a major joint industry-government review of drilling waste management practices sponsored by the Alberta Energy and Utilities Board.

Produced Water

☒  At Tanjung in Indonesia, Talisman was instrumental in introducing produced water reinjection.  Approximately 50,000 barrels per day of produced water is now recycled for reservoir pressure maintenance.  Historically, this produced water (and entrained oil) was released to the local river systems.

☒  Talisman United Kingdom is progressing facilities upgrades to improve the quality of produced water discharged from offshore production sites.  In 2002, this included oil-water separation upgrades at Buchan, Claymore, and Saltire.  In addition, we are reviewing the potential for produced water reinjection at Piper.  In the UK, the current statutory maximum oil-in-water concentration is 40 parts per million (ppm); the average across Talisman’s operations in 2002 was 23.7 ppm.  More stringent regulatory limits are pending (30 ppm by 2006).  Talisman is an active participant in UKOOA’s Produced Water Working Group.

Diamond Valley

Soil Treatment Facility.

☒
Average Oil Content of Produced	2001	2002
Water Discharged in the UK (ppm)
	23.3	23.7

Wellsite Reclamation and Contaminated Site Remediation

☒  We safely decommission and abandon our inactive wells and facilities, ensuring appropriate reclamation of the land surface or seabed as part of this process.  Talisman spent $35,000,000 on wellsite abandonment and land surface reclamation over the last three years in Western Canada.  Approximately 160 inactive wells were abandoned in Canada in 2002.  Nine offshore wells were abandoned in the Central North Sea in 2002.  To put these latter numbers in context, Talisman’s current gross well counts in Canada and the North Sea are 10,015 and 370, respectively.

☒  We are also expending significant effort (approximately $20,000,000 over the last three years) at assessing and cleaning up historic soil and groundwater contamination at our older acquired fields, particularly Turner Valley.  This includes an ongoing voluntary program to decommission and reclaim all of our earthen flare pits across Western Canada.  Approximately 60% of all earthen flare pits in Canada have been fully reclaimed to date, with another 25% currently in progress.  Old flare pits have been proven to be a key source of historic soil and groundwater contamination at oil and gas production sites.

Turner Valley Bio-Remediation Program

☒  Talisman has been active in the Turner Valley area, the oldest oilfield in Alberta, since 1997 when the Company purchased Pembina Resources.  Operating in an area with a history of nearly a century of oil and gas development activity has required specific attention to the reclamation and remediation of affected sites.  Talisman has undertaken a number of remediation projects in the Turner Valley area in the past five years, treating soil volumes in excess of 100,000 tonnes.  To effectively manage a program of this size the Company has constructed a centralized bio-remediation facility at the former Diamond Valley Gas Plant site.  Construction was completed in July of 2002 and the facility currently holds 30,000 tonnes of contaminated soils from three projects.  This soil treatment facility will ensure that Talisman continues to react and remediate problem areas in a timely fashion while minimizing the amount of soil disposed to landfill.

Claymore offshore platform (UK).

Energy Efficiency and Emissions

We support sensible, economic measures that will improve our energy efficiency and reduce emissions on a unit of production basis.

Edson gas plant.

Commitment

We support sensible, economic measures that will improve our energy efficiency and reduce emissions on a unit of production basis.

Canadian Greenhouse Gas Reporting Systems

☒  Talisman’s Canadian greenhouse gas emissions are calculated using the Detailed Emissions Calculation Method (DECM) established by the Canadian Association of Petroleum Producers.  Records including monthly production volumes; fuel and electrical consumption; and flared and vented volumes for individual facilities across Canadian operations are loaded electronically into an energy data management system to facilitate these calculations.

☒  Improvements continue to be made to ensure that our greenhouse gas emissions data are accurate and verifiable.  Safeguards have been implemented in the data upload process and in the energy data management system itself to ensure greater data integrity.  These include a system of checks and balances wherein reported fuel consumption volumes are compared with the theoretical data associated with the equipment, trends are examined and deviations and discrepancies are scrutinized.

☒  Our Canadian annual reporting cycle for greenhouse gas emissions has been geared to meet the reporting requirements of the Canadian Voluntary Challenge and Registry (VCR), which uses an October 31st deadline for previous year-end data.  As a result, year-end 2002 data is not available for this report.

Production Carbon Intensity and Production Energy Intensity

☒  Production Carbon Intensity (PCI) and Production Energy Intensity (PEI) are useful aggregate indicators of greenhouse gas emissions and energy efficiency.  PCI is a measure of the amount of CO2, N2O, and CH4 (expressed as CO2 equivalents) emitted per unit of production.  PEI is a measure of the amount of energy consumed per unit of production.  Both of these metrics normalize for production growth and facilitate direct comparisons of performance over time.

☒  In Canada, our PCI improved by 10% from 2000 levels, primarily a result of gas conservation projects and attendant significant reductions in flaring and venting.  PCI and PEI increased in the United Kingdom in 2001, in part due to unplanned platform production shutdowns as power plants and other systems continue to consume energy while production is shut down.

We expect that achieving consistent improvement in PEI and PCI will remain a significant challenge, as declining reservoir pressures and increased formation water handling contribute significantly to incremental energy demand.

☒
Production Carbon Intensity (PCI) and
Production Energy Intensity (PEI), Canada	2000	2001
PCI (tons CO2E/boe)	0.030	0.027
PEI (mmBtu/boe)(5)	0.251	0.243

☒
Production Carbon Intensity (PCI) and
Production Energy Intensity (PEI), UK	2000	2001
PCI (tons CO2E/boe)	0.017	0.023
PEI (mmBtu/boe)(6)	0.252	0.296

☒  Talisman United Kingdom has initiated a study to provide an early indication of future changes required under new Integrated Pollution Prevention and Control (IPPC) legislation.  All qualifying facilities will be required to demonstrate the application of best available technology for energy efficiency and emissions control.

☒  A large gas conservation project at Ogan Komering, Indonesia was commissioned in 2002.  It is designed to recover and conserve up to 13 million cubic feet per day of associated gas from the Guruh and Air Serdang oilfields, gas that would otherwise be flared and wasted.

Voluntary Reporting Programs

☒  In Canada we have been a participant in the Voluntary Challenge and Registry (VCR) since 1994 and have been awarded “Silver” reporting status through this program.  Additional information regarding our Canadian emission reduction and energy efficiency initiatives can be found in our annual VCR reports, which are available online at www.vcr-mvr.ca.

☒  Our United Kingdom operations voluntarily report their emissions through UKOOA, and are currently participating in a voluntary flare emissions transfer program (pilot trading scheme) as part of an industry-wide effort to reduce flaring related emissions.

Kyoto Protocol

The Government of Canada announced its ratification of the Kyoto Protocol to the United Nations Framework Convention on Climate Change on December 17, 2002.

Talisman has long advocated voluntary measures to improve energy efficiency and reduce emissions.  Like many of our peers in the oil and gas sector in Canada, we have been proactive on this front and have made significant strides in maintaining and reducing energy consumption and carbon intensity in recent years.  We remain concerned that there will be significant incremental challenges and costs associated with meeting Canada’s commitments under the Kyoto Protocol, with no clear assurance of commensurate environmental benefits globally.

Talisman will participate in upcoming sectoral negotiations with the Federal and Provincial Governments to ensure that any future implementation is as practical as possible.  We will also continue to closely monitor the potential impacts related to the ratification of the Kyoto Protocol and take the necessary steps to minimize the associated risks to the Company.

Environmental Monitoring

☒  Process and ambient monitoring is undertaken at larger, more complex facilities consistent with regulatory obligations and terms of the relevant operating permits and licences.  Monitoring data are scrutinized to confirm our continued compliance with process limits and ambient environmental standards.

☒  Talisman directly funds co-operative regional air quality monitoring programs in three regional airsheds in Alberta (West Central Regional Airshed, Peace Regional Airshed, and Parkland Regional Airshed).

Chauvin Gas Conservation Project

☒  The Company commissioned an $11 million gas conservation system at its Chauvin Oil Field south of Lloydminster, Alberta in January, 2001.  The system provides significant flaring and venting reductions in the Chauvin area for Talisman, and other companies operating in the area who have connected to the system.

The conservation system has the capacity to gather, sweeten and conserve up to five million cubic feet per day of previously flared and vented solution gas from over 400 oil wells and 10 batteries.  The gas is gathered and delivered via pipeline to an existing third party sweetening plant which utilizes deep well reinjection technology, resulting in almost no emissions from the gathered gas.  The system has eliminated over 150 flare and vent emission points, conserving over 750 million cubic feet per year of gas that would have otherwise been lost to the atmosphere.

This project and others like it contributed to significant reduction of flared solution gas volumes (51%) and vented volumes (48%) from 2000 to 2001.  This increased the Company’s corporate gas conservation ratio in Alberta from 91.4% to 95.1% in 2001, putting us above the industry average of 94.1%.

(5), (6) mmBtu/boe means million British thermal units per barrel of oil equivalent.

ECONOMIC PERFORMANCE

Operating Statistics

Creating value for our shareholders is our first priority.  Talisman posted record cash flow and production in 2002.

The following discussion provides a brief snapshot of our overall economic performance for the year ended December 31, 2002.  For a detailed presentation of our financial results please read Talisman’s 2002 Annual Report for further information.

Cash Flow		Net Income		Production
(millions of dollars)		(millions of dollars)		(mboe/d)(7)

00	2,413	00	857	00	409
01	2,494	01	733	01	419
02	2,645	02	524	02	445

Creating value for our shareholders is our first priority.  Talisman posted record cash flow of $2.6 billion ($19.73/share).  Production grew to a record 445, 000 boe/d.  On October 30th the Company announced an agreement for the sale of its Sudan operations for $1.2 billion.  During 2002 and the early part of 2003, 5.8 million shares (4.5% of shares currently outstanding) were repurchased at an average price on $57.05/share.

The Company grew production by 6% to average 445, 000 boe/d, slightly below the target originally set at the beginning of 2002, due in part to higher than anticipated maintenance in the North Sea.

2002 Production

(mboe/d)(8)

Cash flow in 2002 was $2.6 billion ($19.73/share), increasing for the fourth straight year and up 6% from last year.

Net income was $524 million ($3.73/share), down from 2001, with over half of the decrease due to a one time non-cash expense of $128 million relating to a supplemental 10% tax on United Kingdom oil and gas profits.

(7), (8) mboe/d means thousand barrels of oil equivalent per day.

Stakeholder Benefits

We believe that our operations bring direct benefits to the communities in which we operate including the creation of jobs, expansion of local infrastructure and support of community projects.

Benefits to Stakeholders in 2002 (dollars)

Capital spending	2,052,000,000

Total remuneration to employees	175,000,000

Corporate community contributions	9,700,000

Dividend payments	80,000,000

We believe that our operations bring direct benefits to the communities in which we operate, including the creation of jobs, expansion of local infrastructure and support of community projects that create opportunities for a better future.  Key stakeholder benefits related to our economic activity include capital spending, remuneration to employees, dividends paid to shareholders and corporate community contributions.

Capital Spending

Talisman’s capital spending, which includes exploration, development and net asset acquisitions expenditures, exceeded two billion dollars in 2002.  The majority of spending, $939 million (46%) occurred in Canada while spending in the United Kingdom was $518 million.  Examples of capital spending include the drilling of oil and gas wells, land purchases, the expansion of infrastructure facilities such as pipeline pumping stations and the acquisition of business assets.

2002 Capital Spending

(millions of dollars)

Remuneration

☒  Talisman also contributes to the communities in which it works through remuneration made to employees such as basic salary, variable pay and benefits.  Total remuneration provided to employees in 2002 exceeded $175 million.  These funds then enter the economies where our employees live and work.

Employee Remuneration

(millions of dollars)

Community Contributions

☒  As previously noted the Company also contributed $9.7 million to several hundred community projects in Canada, the United Kingdom, Sudan, Indonesia, Malaysia, Vietnam, Colombia and Trinidad in 2002.  Similar to previous years, contributions were largest in Sudan, topping $6.5 million.  This amount will be reduced in the future, reflecting the sale of the Sudan assets.

Dividends

In 2002, the Company paid semi-annual dividends of $0.30 per share on Talisman’s common shares.  The Company’s dividend policy is to pay $0.60 per share per year, subject to semi-annual review by the board of directors.  Total dividend payments made to shareholders exceeded $80 million dollars during the fiscal year.

Transparency

We have made a contribution to the evolving area of corporate economic transparency through disclosure in our corporate responsibility reports and by participating in multi-stakeholder dialogue.

Drilling rig in Sudan.

Economic Transparency

One of the most difficult issues a multinational corporation faces today is the criticism that arises when resource revenues are misused by host governments.  Our sensitivity to this issue was first raised in respect to our investment in Sudan, where the use of revenues generated by the Greater Nile Petroleum Operating Company (GNPOC) project, and specifically the potential for the Government of Sudan to use oil revenues for military expenditures, was a primary concern expressed by stakeholders regarding this asset.  Clearly a corporation has no control over the actions of a sovereign state, however there have been repeated demands made of Talisman by the public and various non-governmental organizations in this regard.  We have attempted to address these concerns and demands in Sudan through advocacy for the equitable sharing of oil revenues and through transparency regarding oil revenues and volumes.

The importance of transparency has been clearly stated by the Publish What You Pay Coalition in their appeal statement, which calls for mandatory disclosure of payments to and transactions with governments by multinational natural resource companies, their subsidiaries and business partners(9).

☒  Talisman’s efforts to provide this type of information to our stakeholders have been steadily evolving since the release of our first corporate responsibility report for the year ended December 31, 2000.  The 2000 report detailed our advocacy efforts with the Government of Sudan to share the benefits of oil production with all the people of Sudan and to develop a more transparent process of accounting for its expenditure of oil revenues.  As well, we disclosed the economic benefits to the Government of Sudan from our 25% share of the GNPOC project.

(9)             Additional information regarding the Publish What You Pay Coalition can be found on the worldwide web at: www.publishwhatyoupay.org.

Talisman’s Office,

Kuala Lumpur.

☒  In the 2001 corporate responsibility report we expanded these efforts to include disclosure regarding the Government of Sudan’s volume liftings and the approximate value of the exported oil in order to provide an accurate figure that reflected the actual amount of oil revenues provided via the entire GNPOC project.  Based on the information available we were able to report that the Government of Sudan lifted 32,167,331 barrels of oil, of which 7,602,498 barrels (worth approximately US$151,450,000) were exported.

☒  As a global report requires a global approach to economic transparency, we have disclosed the “fiscal contribution” that we made to the host government of each country we are operating in.  The fiscal contribution made to a host government can be structured in a number of ways, depending on the fiscal regime employed.  For example, in Canada and the United Kingdom, royalties and taxes are paid by the Company to the government.  In Malaysia, Vietnam, Indonesia and Sudan, Talisman and its partners share production volumes with host governments through production sharing agreements and the government’s volumetric share is recorded as a royalty expense of the Company, based upon the market value of the hydrocarbons.

In addition, in 2002 Talisman paid approximately $9 million in Trinidad, $2 million in Vietnam and $1 million in Sudan in accordance with contract terms that require the provision of bonus payments for social development or training requirements or on signing of a production sharing contract.

2002 Fiscal Contributions to
Host Governments(10) (millions of dollars)
Canada	353
United Kingdom	315
Indonesia	183
Malaysia	24
Vietnam	2
Sudan	396
Total	1,273

☒  We have made a contribution to the evolving area of corporate economic transparency through such disclosure in our corporate responsibility reports and by participating in multi-stakeholder dialogue on this issue.  In 2002, we presented Talisman’s approach with respect to transparency at a World Bank workshop on petroleum revenue management and transparency.  We also cooperated with the Center for Strategic and International Studies regarding the Machakos Peace Process in Sudan, primarily in an information-sharing role.

(10)          Figures in the table represent royalty expense, income taxes and current petroleum revenue tax in excess of $1 million (see Notes 13 and 16 to the Consolidated Financial Statements of Talisman Energy Inc.  for the Year ended December 31, 2002).

School children enjoy visits to the MacDuff Marine Aquarium in Scotland.

Moving Forward

We recognize the need to conduct our activities in a responsible manner.  It is consistent with and supports our primary role, which is the creation of value for our shareholders.  We have, and continue to, develop policies, processes and systems to support our corporate responsibility goals.

Our effort to formalize what were previously routine elements of our operating activity into a more structured corporate responsibility program has been driven by several factors, with the most significant being the controversy raised over the Sudan project.  The challenges associated with working in Sudan forced us to take a long hard look at our business and establish a firm position on what we felt were the appropriate roles and responsibilities of a corporation.  This became critically important as we were operating in a country in a state of civil conflict where such boundaries can become blurred.  It was also necessary so that we could reconcile what we felt were real discrepancies between our actual performance and scope of activity in Sudan and the negative allegations made by various organizations that have appeared in the media.

To provide assurance to our various stakeholders that representations made by the Company in regard to our conduct in Sudan were both accurate and consistent with Talisman’s Policy on Business Conduct and the International Code of Ethics for Canadian Business we began preparing independently reviewed corporate responsibility reports in 2000.  While these reports were initially focused on areas of stakeholder concern, namely Sudan in 2000 and Sudan and Colombia in 2001, we have expanded the scope of this year’s report to include discussion of all the countries where we do business.  We hope that this provides a more complete picture of our activities, which in turn meets the needs of a broader set of stakeholders.

We have made significant progress in the past three years, particularly in the area of social performance and we are committed to further formalizing and integrating our corporate responsibility program across the Company.  This will allow us to more effectively manage and respond to the social, environmental and economic challenges and opportunities presented by our diverse business activities.  These efforts are expected to enhance our future corporate responsibility reporting.

Our stakeholders have an important role in this process and can help us ensure that our programs and reporting practices remain timely and relevant.  To solicit your valuable input on how best to address these issues as we continue to move away from a Sudan based program to a global initiative, we have included a comment card with this report.  Let us know how you think we are doing as well as how you think we can improve.  Filling out this card also provides you with the opportunity to have your opinion of our programs and performance presented in the next Talisman corporate responsibility report as an unedited stakeholder comment, a valuable feature of previous reports that we would like to reintroduce in future editions.  By working together, we believe we can make a positive difference wherever we operate.

YUM Foundation Nutrition Program

funded by Talisman (Asia) Ltd.

Corporate Information

BOARD OF DIRECTORS	EXECUTIVE	EXECUTIVE OFFICE

David E. Powell(1), (3), (5))	James W. Buckee	Talisman Energy Inc.
Calgary, Alberta	President and Chief Executive Officer	3400, 888 - 3rd Street S.W.
Chairman, Talisman Energy Inc.		Calgary, Alberta, Canada T2P 5C5
	Edward W. Bogle	Telephone: (403) 237-1234
Douglas D. Baldwin(2), (5)	Executive Vice-President, Exploration	Facsimile: (403) 237-1902
Calgary, Alberta
Corporate Director	T. Nigel D. Hares	WEBSITE
Executive Vice-President, Frontier
James W. Buckee(1), (4)	and International Operations	www.talisman-energy.com
Calgary, Alberta		E-mail: tlm@talisman-energy.com
President and Chief Executive Officer	Joseph E. Horler
Talisman Energy Inc.	Executive Vice-President, Marketing	ANNUAL MEETING

Al L. Flood, C.M.(1), (2)	Michael D. McDonald

The annual meeting of shareholders of Talisman Energy Inc. will be held at 11:00 a.m.  on Tuesday, May 6, 2003 in the Imperial Ballroom of the Hyatt Regency Calgary Hotel,  700 Centre Street South, Calgary, Alberta.  Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of three available methods: (i) by telephone, (ii) by Internet, or (iii) by signing and returning the form of proxy or voting instruction form mailed with this report.

Thornhill, Ontario	Executive Vice-President, Finance and Chief
Corporate Director	Financial Officer

Paul J. Hoenmans(2), (3)	Robert W. Mitchell
Aspen, Colorado	Executive Vice-President, North American
Corporate Director	Operations

Dale G. Parker(2), (4)	Robert M. Redgate
Vancouver, British Columbia	Executive Vice-President, Corporate Services
Public Administration and Financial
Institution Advisor	M. Jacqueline Sheppard
Executive Vice-President, Corporate and
Roland Priddle(1), (4), (5)	Legal, and Corporate Secretary
Victoria, British Columbia
Consultant

Lawrence G. Tapp(3), (5)
London, Ontario
Dean of Richard Ivey School
of Business of University of
Western Ontario

Stella M. Thompson(3), (4)
Calgary, Alberta
Principal, Governance West Inc.
President, Stellar Energy Ltd.

Charles W. Wilson(6)
Evergreen, Colorado
Corporate Director

(1)           Member of Executive Committee

(2)           Member of Audit Committee

(3)           Member of Management Succession and Compensation Committee

(4)           Member of Pension Funds Committee

(5)           Member of Governance and Nominating Committee

(6)           Member of Audit Committee effective March 4, 2003

Creative development by Rivard Communications Inc.

Printed in Canada by Quebecor World Calgary

WE VALUE YOUR OPINION.

Please fill in and return this card to let us know what you think about this report and our corporate responsibility initiatives.  We would appreciate your ideas on how we might improve our efforts.  Your comments assist us in aligning our corporate responsibility programs, and the reporting of these efforts, with the interests and concerns of our stakeholders.

If you would like to contact us directly regarding our corporate responsibility activities please write, telephone or email us at:

Talisman Energy Inc., 3400, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5 Telephone: 403 237 1234  Email: tlm@talisman-energy.com

Please fill in and return this comment card to tell us what you think about this report and our corporate responsibility initiatives.

No postage is required if you are mailing this card within Canada.
If you live outside of Canada, please affix the appropriate postage before mailing.

1) Did this report provide the information you need to assess the impact of our:

Social performance?
☐ Yes		☐ No, more information is needed
Environmental performance?
☐ Yes		☐ No, more information is needed
Economic performance?
☐ Yes		☐ No, more information is needed

2) What additional information, if any, would you like to see in future reports?

3) How could next year’s report be improved?

4) How do you rate Talisman’s corporate responsibility performance? Check (☒) the one description that best reflects your opinion in each performance area.

Performance Area	Worse than most companies	Below average	Above average	Better than most companies

Social	☐	☐	☐	☐
Environmental	☐	☐	☐	☐
Economic	☐	☐	☐	☐
Overall Corporate
Responsibility	☐	☐	☐	☐

5) Do you have any additional comments?

Name:

Address:

6) Where do you obtain the information you need to evaluate corporate responsibility?

☐ Corporate reports			☐ Corporate websites
☐ Internet searches			☐ Investment analysts
☐ The media			☐ Mutual or pension funds
☐ Non-governmental organizations (NGO’s)			☐ Other

Thank you for taking the time to respond

☐  Check this box if we can publish your comments in future reports

☐  Check this box if we can use your name

TALISMAN ENERGY

Talisman Energy Inc.
3400, 888 - 3 St. S.W. Calgary,
Alberta, Canada T2P 5C5
Telephone: (403) 237-1234
Facsimile: (403) 237-1902
tlm@talisman-energy.com
www.talisman-energy.com